

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Paul Kim
Chief Financial Officer
Fulgent Genetics, Inc.
4978 Santa Anita Avenue, Suite 205
Temple City, California 91780

> **Re: Fulgent Genetics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 21, 2020**
> **File No. 333-239964**

Dear Mr. Kim:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed July 21, 2020

General

1. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the sole and exclusive forum for certain litigation including any "derivative action" and excludes "actions in which a federal court has assumed exclusive jurisdiction of a proceeding." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court

would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In your revised disclosure, please also explain the exclusion of "actions in which a federal court has assumed exclusive jurisdiction to a proceeding" as it is unclear. To the extent that you intend for "actions in which a federal court has assumed exclusive jurisdiction" to mean that a court needs to take action to assume jurisdiction to a proceeding under the Exchange Act, please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, regardless of whether a court takes a specific action. If not, then your provision may incorrectly suggest that federal courts have exclusive jurisdiction over Securities Act claims.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melanie Levy, Esq.